DLA Piper LLP (us) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Andrew M. Davisson andrew.davisson@dlapiper.com T 919.786.2052 F 919.786.2200

April 14, 2017

Coy Garrison, Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	Resource Apartment REIT III, Inc. (the “Company”) Post-Effective Amendment No. 2 to Registration Statement on Form S-11 Filed January 17, 2017 File No. 333-207740

Dear Mr. Garrison:

We are writing to provide additional information in response to our telephone conversation on February 1, 2017 regarding the Company’s Post-Effective Amendment No. 2 to its Registration Statement on Form S-11, filed January 17, 2017. For your convenience, we have reproduced your verbal comments below, along with our responses. The page numbers included in our responses refer to the prospectus included in the Company’s Post-Effective Amendment No. 4 to its Registration Statement on Form S-11, filed April 14, 2017 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (“Post-Effective Amendment No. 4”).

1.	Please relocate the distribution and shareholder servicing fee from the “Operational Stage” portion of the compensation tables in the “Prospectus Summary” and “Management Compensation” sections of the prospectus to the “Organization and Offering Stage” portion of such tables. In the alternative, please add a cross-reference to the distribution and shareholder servicing fee in the “Organization and Offering Stage” portion of such tables.

Response: The Company has included a cross-reference to the distribution and shareholder servicing fee in the “Organization and Offering Stage” portion of the compensation tables in the “Prospectus Summary” and “Management Compensation” sections of the prospectus. Please refer to pages 12 and 91 of the prospectus included in Post-Effective Amendment No. 4.

2.	On page 190 of the prospectus, please clarify, if true, that the ongoing distribution and shareholder servicing fee is payable to the Company’s dealer manager regardless of whether specified services are provided to each holder of Class T shares by such holder’s broker dealer.

Response: The Company has revised the disclosure as requested. Please refer to page 187 of the prospectus included in Post-Effective Amendment No. 4.

Coy Garrison, Special Counsel

U.S. Securities and Exchange Commission

April 14, 2017

3.	Please explain why information regarding the prior performance of programs sponsored by C-III Capital Partners LLC should not be included in the prospectus.

Response: The Company respectfully submits that the prior performance information related to the Company’s sponsor, Resource Real Estate, Inc. (“Resource”), is material to prospective investors but that the prior performance of funds sponsored by C-III, which acquired the parent of Resource in September 2016, is not.

The Company is conducting a blind-pool offering and its investors will rely exclusively on Resource personnel to source the Company’s investments and manage the Company’s day-to-day affairs. Employees of Resource source all investments for the Company. Any investments sourced by employees of C-III are offered exclusively to C-III and other C-III affiliated entities other than the Company. While one of five directors of the Company is a C-III employee, no employee of C-III performs any services on behalf of the Company’s external advisor, which is a wholly-owned subsidiary of Resource. Investments sourced by Resource for the Company must be approved by the Resource investment committee, which is comprised of an equal number of Resource and C-III employees, however, the C-III employee members do not submit investment opportunities to the committee for consideration for the Company. For these reasons, the Company believes that only the prior performance of programs sponsored by Resource is material to investors in the Company. Further, Industry Guide 5, which describes the prior performance information to be included in the prospectus, expressly provides that sponsors are urged not to include more information about prior performance than the information that is material to investors.

4.	In future post-effective amendments, please include information regarding the distributions paid by the Company and the relevant sources of such distributions for the past fiscal year and any relevant periods since the end of the most recent fiscal year in tabular format.

Response: The Company undertakes to include such distribution information in tabular format in future post-effective amendments to its registration statement. Please note that such information has been included on page 2 of Supplement No. 1 to the prospectus included in Post-Effective Amendment No. 4.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Coy Garrison, Special Counsel

U.S. Securities and Exchange Commission

April 14, 2017

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at andrew.davisson@dlapiper.com or by phone at (919) 786-2052 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Andrew M. Davisson

Andrew M. Davisson

cc:             Shelle Weisbaum